Marex Group plc announces record fourth quarter and full year 2024 results

NEW YORK, 6 March 2025 (GLOBE NEWSWIRE) – Marex Group plc (‘Marex’ or the 'Group’; Nasdaq: MRX) a diversified global financial services platform, providing essential liquidity, market access and infrastructure services to clients in the energy, commodities and     financial markets, today reported financial results for the fourth quarter ('Q4 2024') and year ended 31 December 2024 ('2024').

Ian Lowitt, Group Chief Executive Officer, stated, “I'm pleased to confirm that robust levels of client activity and positive market conditions led to another strong performance in the fourth quarter, typically a slower quarter seasonally. This delivered a full year Adjusted Profit Before Tax1 of $321.1 million, up 40% year-over-year. Our performance in 2024 demonstrates the strength and scalability of our diversified global platform, as we delivered strong organic growth, gained market share and continued our track record of sequential profit growth. We have continued to execute our strategy of expanding our geographic footprint and product capabilities through both organic growth initiatives and strategic acquisitions, increasing our relevance to a growing client base, and are confident of achieving sustainable growth through a variety of market conditions. We have had a strong start to 2025 with positive momentum continuing into the first two months of the year, reflecting strong levels of client activity on our platform consistent with higher exchange volumes.”

Financial and Operational Highlights:
–Strong Q4 performance: robust client activity and supportive market conditions drove positive momentum and strong organic growth across the business. Average invested assets grew 12% over the quarter to $15.5bn delivering net interest income of $62.6m, broadly in line with the third quarter
–Record full year 2024 profit: Adjusted Profit Before Tax1 increased 40% to $321.1m on a 28% increase in revenue, extending our track record of sequential profit growth to 10 years, as we continued to scale our platform
–Executed growth strategy: expanded our geographic footprint and product capabilities through both organic growth and strategic acquisitions, increasing our market share and relevance to a broader client base
–Successful IPO and secondary placing, supported by strong investor demand: publicly listed on Nasdaq in April, with successful first follow-on transaction in October increasing public float to 52%
–Prudent approach to capital and funding: maintained a strong capital and liquidity position and further diversified funding sources with a $600m senior unsecured issuance
–Dividend: $0.14 per share to be paid in the first quarter of 2025

Financial Highlights: ($m)	3 months ended 31 December 2024	3 months ended 31 December 2023	Change	Year ended 31 December 2024	Year ended 31 December 2023	Change
		Restated[2]
Revenue	415.6	325.6	28%	1,594.7	1,244.6	28%
Profit Before Tax	77.8	39.4	97%	295.8	196.5	51%
Profit Before Tax Margin (%)	19%	12%	700 bps	19%	16%	300 bps
Profit After Tax	56.7	28.1	102%	218.0	141.3	54%
Profit After Tax Margin (%)	14%	9%	500 bps	14%	11%	300 bps
Return on Equity (%)	23%	15%	800 bps	25%	19%	600 bps
Basic Earnings per Share ($)[3]	0.76	0.37	105%	2.96	1.94	53%
Diluted Earnings per Share ($)[3]	0.70	0.35	100%	2.72	1.82	49%

Adjusted Profit Before Tax[1]	81.4	52.6	55%	321.1	230.0	40%
Adjusted Profit Before Tax Margin (%)[1]	20%	16%	400 bps	20%	18%	200 bps
Adjusted Profit after Tax Attributable to Common Equity[1]	57.8	38.2	51%	231.0	162.6	42%
Adjusted Return on Equity (%)[1]	27%	23%	400 bps	30%	26%	400 bps
Adjusted Basic Earnings per Share ($)[1,3]	0.82	0.58	41%	3.34	2.46	36%
Adjusted Diluted Earnings per Share ($)[1,3]	0.76	0.54	41%	3.07	2.31	33%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable non-IFRS measure. The Group changed the labelling of its non-IFRS measures during 2024 to better align to the equivalent IFRS reported metric and enhance transparency and comparability.
2.During 2023 an impairment of goodwill was recorded against the Volatility Performance Fund S.A. CGU (‘VPF’) . This impairment was previously disclosed in the Group's discrete Q4 2023 numbers as part of the Group's Q1 2024 earnings release update. Subsequent to this, management reassessed the impairment triggers as part of the Group's interim results and concluded that the impairment triggers existed also as at 30 June 2023 and restated accordingly. There has been no impact to the Group's year to date 31 December 2023 impairment, only that the VPF impairment was restated to be reflected in three months ended Q2 2023 rather than the three months ended Q4 2023.
3. Weighted average number of shares have been restated as applicable for the Group's reverse share split (refer to Appendix 1 for further detail)..

Conference Call Information:
Marex’s management will host a conference call to discuss the Group's financial results today, 6 March 2025, at 9am Eastern Time.
A live webcast of the call can be accessed from Marex’s Investor Relations website. An archived version will be available on the website after the call. To participate in the Conference Call, please register at the link here https://edge.media-server.com/mmc/p/59s7enfq.

Investor Day:
Marex plans to host an investor day 2 April 2025 in New York City to provide investors with a further understanding of its four businesses.

Enquiries please contact:
Marex
Investors - Robert Coates
+44 7880 486 329 / rcoates@marex.com
Media - Nicola Ratchford, Marex / FTI Consulting US / UK
+44 7786 548 889 / nratchford@marex.com / +1 919 609 9423 / +44 7776 111 222 | marex@fticonsulting.com

Financial Review
The following table presents summary financial results and other data as of the dates and for the periods indicated:
Summary Financial Results

	3 months ended 31 December 2024	3 months ended 31 December 2023		Year ended 31 December 2024	Year ended 31 December 2023
		Restated[2]
	$m	$m	Change	$m	$m	Change
– Net commission income	226.0	181.4	25%	856.1	704.9	21%
– Net trading Income	128.1	111.5	15%	492.4	411.4	20%
– Net interest income	62.6	30.2	107%	227.1	121.6	87%
– Net physical commodities income	(1.1)	2.5	(144)%	19.1	6.7	185%
Revenue	415.6	325.6	28%	1,594.7	1,244.6	28%

Compensation and benefits	(243.5)	(206.9)	18%	(971.1)	(770.3)	26%
Depreciation and amortisation	(7.1)	(6.1)	16%	(29.5)	(27.1)	9%
Other expenses	(90.3)	(71.7)	26%	(306.3)	(237.4)	29%
Impairment of goodwill	—	—	n.m.[3]	—	(10.7)	n.m.[3]
Provision for credit losses	(1.1)	(2.4)	(54)%	1.7	(7.1)	(124)%
Bargain purchase gain on acquisitions	—	—	n.m.[3]	—	0.3	n.m.[3]
Other income	4.2	0.9	367%	6.3	3.4	85%
Share of results in associates and joint ventures	—	—	n.m.[3]	—	0.8	n.m.[3]
Profit Before Tax	77.8	39.4	97%	295.8	196.5	51%
Tax	(21.1)	(11.3)	87%	(77.8)	(55.2)	41%
Profit After Tax	56.7	28.1	102%	218.0	141.3	54%

Profit Before Tax	77.8	39.4	97%	295.8	196.5	51%
Goodwill impairment charge[2]	—	—	n.m.[3]	—	10.7	n.m.[3]
Acquisition related costs	—	1.2	n.m.[3]	—	1.5	n.m.[3]
Amortisation of acquired brands and customer lists	1.7	0.7	143%	5.5	2.1	162%
Shareholder related activities	—	3.4	n.m.[3]	9.3	9.1	2%
IPO preparation and public offering of ordinary shares	1.9	7.9	(76)%	10.5	10.1	4%
Adjusting items	3.6	13.2	(73)%	25.3	33.5	(24)%
Adjusted Profit Before Tax[1]	81.4	52.6	55%	321.1	230.0	40%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2. During 2023 an impairment of goodwill was recorded against the Volatility Performance Fund S.A. CGU (‘VPF’). This impairment was previously disclosed in the Group's discrete Q4 2023 numbers as part of the Group's Q1 2024 earnings release update. Subsequent to this, management reassessed the impairment triggers as part of the Group's interim results and concluded that the impairment triggers existed also as at 30 June 2023 and restated accordingly. There has been no impact to the Group's year to date 31 December 2023 impairment, only that the VPF impairment was restated to be reflected in three months ended Q2 2023 rather than the three months ended Q4 2023.
3.    n.m. = not meaningful to present as a percentage.

Financial Review (continued)

Summary Financial Results (continued)

Costs and Group Headcount
The Board and Senior Management also monitor costs split between Front Office Costs and Control and Support Costs to better understand the Group's performance. The table below provides the Group's management view of costs:

	3 months ended 31 December 2024	3 months ended 31 December 2023		Year ended 31 December 2024	Year ended 31 December 2023
	$m	$m	Change	$m	$m	Change
Front office costs[1]	(231.8)	(188.0)	23%	(881.5)	(690.4)	28%
Control and support costs[1]	(100.1)	(76.0)	32%	(376.1)	(294.2)	28%
Total	(331.9)	(264.0)	26%	(1,257.6)	(984.6)	28%
1) Management review Front Office Costs and Control and Support Costs when assessing Adjusted Profit Before Tax performance. These costs are included within compensation and benefits, other expenses and depreciation and amortisation in the Statutory Income Statement provided above.

The following table provides a breakdown of Front Office and Control and Support Headcount

Full Time Equivalent (‘FTE’) headcount[1]	2024	2023		2024	2023
	Average	Average	Change	End of Year	End of Year	Change
Front Office	1,250	1,028	22%	1,265	1,195	6%
Control and Support	1,084	886	22%	1,160	972	19%
Total	2,334	1,914	22%	2,425	2,167	12%
1) For analysis purposes, average headcount is used in the performance commentary outlined below.

Performance for the three months ended 31 December 2024
Revenue grew by 28% to $415.6m (Q4 2023: $325.6m) with strong organic growth across all businesses driven by robust client activity, market share gains and supportive market conditions. We continued to strengthen our position in the market outpacing growth in overall volumes in almost all markets in which we operate, particularly in Securities.
Net commission income increased by 25% to $226.0m (Q4 2023: $181.4m). The growth was driven mainly in Agency and Execution, which grew 22% to $160.7m (Q4 2023: $131.3m), reflecting higher client activity in Energy, as well as in Securities, driven primarily by our acquisition of TD Cowen's prime services business in December 2023.
Net trading income rose by 15% to $128.1m (Q4 2023: $111.5m). The growth was driven mainly by Hedging and Investment Solutions which grew 24% to $52.6m (Q4 2023: $42.3m) as client demand grew for financial products.
Net interest income increased by 107% to $62.6m (Q4 2023: $30.2m). This growth was primarily driven by higher average balances.
Front office costs increased by 23% to $231.8m (Q4 2023: $188.0m), largely reflecting a 14% increase in average front office headcount and increased compensation on higher revenues.
Control and Support costs increased 32% to $100.1m (Q4 2023: $76.0m), primarily reflecting investment in our Finance, Risk, Technology and Compliance functions, as we continue to invest in our systems and processes to support future sustainable growth.
Reported Profit Before Tax increased by 97% to $77.8m (Q4 2023: $39.4m), driven by strong revenue growth and improved operating margins.
Adjusting items reduced by $9.6m to $3.6m (Q3 2023: $13.2m). These costs are primarily related to corporate activities and are recognised within our Corporate segment. Adjusting items reduced mainly due to the non-recurrence of costs incurred in preparation for and associated with our successful IPO and owner fees in the prior period.
As a result of the revenue and cost trends noted above, Adjusted Profit Before Tax1 increased 55% to $81.4m (Q4 2023: $52.6m) and Adjusted Profit Before Tax Margin1 improved to 20% (Q4 2023: 16%). In addition, as a result of the revenue, cost trends and adjusting items noted above, Profit After Tax Margin increased to 14% (Q4 2023: 9%).

Financial Review (continued)

Summary Financial Results (continued)

Performance for the year ended 31 December 2024
Revenue grew by 28% to $1,594.7m (2023: $1,244.6m) driven by momentum across all our business, continued market share gains and a supportive market backdrop. Growth during 2024 was predominantly organic as we continued to invest in our businesses, as well as benefiting from the integration of our prior acquisitions.
Revenue growth was driven by net commission income which increased by 21% to $856.1m (2023: $704.9m). The increase occurred mainly in Agency and Execution, which increased by 28%, reflecting increased customer activity in Energy as well as strong performance in Credit and our prime services business, which we acquired from TD Cowen in December 2023. Net commission income also increased in our Clearing segment, up 11%, driven by our Metals business.
Net trading income rose by 20% to $492.4m (2023: $411.4m). Within our Market Making segment net trading income was significantly higher, primarily from Metals, reflecting exceptional market conditions and market sentiment in the second quarter across Copper, Aluminium and Nickel.
Net trading income was also driven by our Hedging and Investment Solutions business, which increased by 27% to $210.3m (2023: $165.7m) as demand grew for commodity hedging and financial products.

Net physical commodities income increased by 185% to $19.1m (2023: $6.7m). This increase was primarily due to an increase in sales volumes from physical recycled metal, largely driven by growth in demand for recycled metals.
Front office costs represent staff, systems and infrastructure costs associated with running our revenue generating operations. These costs increased 28% to $881.5m (2023: $690.4m), largely reflecting a 22% increase in average front office headcount.
Control and Support Costs primarily reflect staff and property related costs, along with professional fees and other administrative expenses associated with support functions. These costs increased 28% to $376.1m (2023: $294.2m), primarily reflecting investment in our Finance, Risk, Compliance and Technology functions, as we continue to invest in our systems and processes to support future sustainable growth. Total control and support average FTE grew 22% to 1,084 for 2024 (2023: 886).
Reported Profit Before Tax increased 51% to $295.8m (2023: $196.5m), driven by strong revenue growth and improved operating margins.
Adjusting items decreased by 24% to $25.3m (2023: $33.5m). These costs are primarily related to corporate activities and are recognised within our Corporate segment. Adjusting items decreased primarily due to the non-recurrence of goodwill impairment recognised in 2023. For full year 2024, adjusting items were mainly costs incurred in preparation for and associated with our successful IPO, including growth shares, owner fees and secondary sell down costs.
As a result of the revenue and cost trends noted above, Adjusted Profit Before Tax1 increased 40% to $321.1m (2023: $230.0m) and Adjusted Profit Before Tax Margin1 improved to 20% (2023: 18%) demonstrating our platform's ability to deliver scale benefits. Profit after Tax Margins increased to 14% (2023: 11%).

Financial Review (continued)
Summary Financial Results (continued)
Net interest income increased by 87% to $227.1m (2023: $121.6m). This growth was driven by higher average balances and investment returns, as well as the acquisition of Cowen's prime services business in December 2023.

	3 months ended 31 December 2024	3 months ended 31 December 2023	Change	Year ended 31 December 2024	Year ended 31 December 2023	Change
Average Fed Funds rate	4.7%	5.3%	(60)bps	5.2%	5.0%	20bps

Average balances ($bn)[1]	15.5	11.3	4.2	13.5	12.9	0.6

Interest income ($m)	185.2	141.5	43.7	702.4	520.4	182.0
Interest paid out ($m)	(62.4)	(60.6)	(1.8)	(257.7)	(219.0)	(38.7)
Interest on balances ($m)	122.8	80.9	41.9	444.7	301.4	143.3

Net yield on balances	3.1%	2.8%	30bps	3.3%	2.3%	100bps

Average notional debt securities ($bn)	(3.2)	(2.3)	(0.9)	(2.8)	(2.1)	(0.7)
Yield on debt securities %	7.5%	8.6%	(110)bps	7.8%	8.4%	(60)bps

Interest expense ($m)	(60.2)	(50.7)	(9.5)	(217.6)	(179.8)	(37.8)

Net Interest Income ($m)	62.6	30.2	32.4	227.1	121.6	105.5
1.Average balances are calculated using an average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.

Financial Review (continued)
Segmental performance

Clearing
Marex provides clearing services across the range of energy, commodity and financial markets. We face the exchange on behalf of our clients providing access to 60 exchanges globally.
Performance for the three months ended 31 December 2024
Our Clearing business performed well with revenue increasing 48% to $124.7m (Q4 2023: $84.1m). This was driven by net interest income which rose by 81% to $56.4m (Q4 2023: $31.2m) primarily reflecting higher average balances, and commission income.
Adjusted Profit Before Tax1 increased by 68% to $65.8m (Q4 2023: $39.2m). Adjusted Profit Before Tax Margin1 increased by 600 bps to 53% (Q4 2023: 47%).
Performance for the year ended 31 December 2024
Our Clearing business performed well in 2024, benefiting from higher levels of client activity on our platform as we continued to gain market share, with the total number of contracts cleared up 30% to 1,116.0m in 2024 (2023: 856.0m). This increase reflects a combination of factors, including an increase in the number of higher volume clients as well as a larger mix of clients transacting in financial securities.
Revenue increased 25% to $466.3m (2023: $373.6m), driven by net interest income which rose by 45% to $198.1m (2023: $136.2m) as a result of both higher average interest rates in 2024 compared to 2023 and higher average balances. Net commission income also grew by 11% to $263.0m (2023: $236.2m). Average balances increased 5% to $13.5bn in 2024 (2023: $12.9bn). This growth was driven by a record number of new Clearing clients combined with a high retention of existing clients.
Revenue growth was supported by investment in staff with average front office headcount increasing by 10% to 278 (2023: 253).
Adjusted Profit Before Tax1 increased by 34% to $247.3m (2023: $185.0m) while Adjusted Profit Before Tax Margin1 increased by 300bps to 53% (2023: 50%).

	3 months ended 31 December 2024	3 months ended 31 December 2023		Year ended 31 December 2024	Year ended 31 December 2023
	$m	$m	Change	$m	$m	Change
Net commission income	65.6	52.5	25%	263.0	236.2	11%
Net interest income	56.4	31.2	81%	198.1	136.2	45%
Net trading income	2.7	0.4	575%	5.2	1.2	333%
Revenue	124.7	84.1	48%	466.3	373.6	25%
Front office costs	(40.2)	(29.2)	38%	(149.2)	(117.1)	27%
Control and support costs	(18.6)	(15.7)	18%	(69.6)	(67.7)	3%
Recovery/(provision) for credit losses	—	0.1	—%	0.1	(3.6)	(103%)
Depreciation and amortisation	(0.1)	(0.1)	—%	(0.4)	(0.3)	33%
Other Income and share of results of associates	0.1	—	n.m.[3]	0.1	0.1	n.m.[3]

Adjusted Profit Before Tax ($m)[1]	65.8	39.2	68%	247.3	185.0	34%
Adjusted Profit Before Tax Margin[1]	53%	47%	600 bps	53%	50%	300 bps

Front office headcount (No.)[2]	284	259	10%	278	253	10%
Contracts cleared (m)	290.0	228.0	27%	1,116.0	856.0	30%
Market volumes (m)	2,853.0	2,677.0	7%	11,471.0	10,220.0	12%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period. Management have re-assessed headcount for Clearing and Market Making and re-allocated for FY24, FY23, 4Q24 and 4Q23.

3.    n.m. = not meaningful to present as a percentage.

Financial Review (continued)

Agency and Execution
Agency and Execution provides essential liquidity and execution services to our clients primarily in the energy and financial securities markets.
Our energy division provides essential liquidity to clients by connecting buyers and sellers in the OTC energy markets to facilitate price discovery. We have leading positions in many of the markets we operate in, including key gas and power markets in Europe; environmental, petrochemical and crude markets in North America; and fuel oil, LPG (liquefied petroleum gas) and middistillates globally. We achieve this through the breadth and depth of the service we offer to customers, including market intelligence for each product we transact in, based on the extensive knowledge and experience of our teams.
Our presence in the financial markets is growing as we integrate and optimise recent acquisitions, enabling Marex to diversify its asset class coverage away from traditional commodity markets. We are starting to see a maturation of our offering across all asset classes, contributing to enhanced revenue growth and margin expansion for the overall business.
Performance for the three months ended 31 December 2024
Revenue increased by 22% to $192.2m (Q4 2023: $157.9m). This was driven by Securities revenues, up 25% to $119.0m (Q4 2023: $95.3m) reflecting growth in prime services. There was also strong organic revenue growth in the quarter, notably in Rates and FX owing to higher volumes and a new structured rates desk which commenced in 2024. This was further supplemented by the strong growth in our Energy business where revenues increased 17% to $72.7m (Q4 2023: $62.4m), reflecting a combination of increased activity levels in European Energy markets, good demand for our environmentals offering and the benefit of our bolt-on acquisitions.
Adjusted Profit Before Tax1 increased 29% to $37.4m (Q4 2023: $28.9m) while Adjusted Profit Before Tax Margin1 increased 100 bps to 19% (Q4 2023: 18%).
Performance for the year ended 31 December 2024
Revenue increased by 28% to $695.2m (2023: $541.5m), reflecting the benefit of recent acquisitions, primarily the prime services business we acquired from TD Cowen that completed in December 2023, as well as positive market conditions in the energy markets.
Energy revenue increased 30% to $286.3m (2023: $219.8m). This growth was a reflection of strong levels of demand for our environmentals offering as we continue to support our clients' transition toward a low carbon economy, investments in new desks and capabilities and continued improvement in activity levels in European Energy markets.
Securities revenue increased by 27% to $407.2m (2023: $319.8m), driven by our prime services business, as well as growth across Equities, FX and Rates.
Adjusted Profit Before Tax1 increased 50% to $107.9m (2023: $71.9m) while Adjusted Profit Before Tax Margin1 increased 300bps to 16% (2023: 13%), as we continued to optimise and integrate our acquisitions.
Average front office headcount increased by 20% to 666 (2023: 553).

	3 months ended 31 December 2024	3 months ended 31 December 2023		Year ended 31 December 2024	Year ended 31 December 2023
	$m	$m	Change	$m	$m	Change
Securities	119.0	95.3	25%	407.2	319.8	27%
Energy	72.7	62.4	17%	286.3	219.8	30%
Other revenue	0.5	0.2	150%	1.7	1.9	(11)%
Revenue	192.2	157.9	22%	695.2	541.5	28%
Front office costs	(138.7)	(121.4)	14%	(524.5)	(417.1)	26%
Control and support costs	(16.5)	(7.5)	120%	(62.0)	(51.1)	21%
Provision for credit losses	0.2	(0.3)	—%	(0.1)	(0.9)	(89)%
Depreciation and amortisation	0.1	(0.1)	(200)%	(0.8)	(0.8)	0%
Other Income and share of results of associates	0.1	0.3	n.m.[3]	0.1	0.3	n.m.[3]

Adjusted Profit Before Tax ($m)[1]	37.4	28.9	29%	107.9	71.9	50%
Adjusted Profit Before Tax Margin[1]	19%	18%	100 bps	16%	13%	300 bps

Front office headcount (No.)[2]	657	603	9%	666	553	20%
Marex volumes: Energy (m)	13.8	13.6	0%	57.4	44.7	27%
Marex volumes: Securities (m)	73.7	64.7	14%	295.3	239.5	23%
Market volumes: Energy (m)	442.3	376.7	17%	1,721.0	1,404.8	22%
Market volumes: Securities (m)	2,744.0	2,601.0	5%	10,920.6	9,969.6	10%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.

3.    n.m. = not meaningful to present as a percentage.

Financial Review (continued)
Market Making
Our Market Making business provides direct liquidity to our clients across a variety of products, primarily in the energy, metals and agriculture markets. This ability to make prices and trade as principal in a wide variety of energy, environmentals and commodity markets differentiates us from many of our competitors.
Performance for the three months ended 31 December 2024
Revenue increased by 19% to $44.5m (Q4 2023: $37.5m). Higher revenue in Agriculture, Securities and Energy was partly offset by a more subdued operating environment in Metals.
Revenue growth was supported by Front Office hiring, with average headcount increasing by 14% to 131 (2023: 115).
Adjusted Profit Before Tax1 increased to $9.0m (Q4 2023: $8.3m), while Adjusted Profit Before Tax Margin1 decreased 200 bps to 20% (Q4 2023: 22%).
Performance for the year ended 31 December 2024
Revenue increased by 35% to $207.8m (2023: $153.9m). This was driven by Metals trading which benefited from unusual market conditions across Copper, Aluminium, Nickel in the second quarter. While this activity normalised in the third quarter, we continued to see strong performance. Revenue from Securities also grew primarily reflecting a stronger performance from Equities.
Adjusted Profit Before Tax1 increased by 97% to $65.6m (2023: $33.3m), while Adjusted Profit Before Tax Margin1 increased 10 percentage points to 32% (2023: 22%) reflecting strong revenue growth.

	3 months ended 31 December 2024	3 months ended 31 December 2023		Year ended 31 December 2024	Year ended 31 December 2023
	$m	$m	Change	$m	$m	Change
Metals	5.7	26.5	(78)%	105.9	69.3	53%
Agriculture	15.7	0.3	5,133%	33.8	27.5	23%
Energy	12.7	7.3	74%	32.5	31.6	3%
Securities	10.4	3.4	206%	35.6	25.5	40%
Revenue	44.5	37.5	19%	207.8	153.9	35%
Front office costs	(27.2)	(19.9)	37%	(111.4)	(88.5)	26%
Control and support costs	(8.2)	(9.0)	(9)%	(30.4)	(32.7)	(7)%
Depreciation and amortisation	(0.1)	(0.1)	0%	(0.4)	(0.3)	33%
Other Income and share of results of associates	—	(0.2)	n.m.[3]	—	0.9	n.m.[3]

Adjusted Profit Before Tax ($m)[1]	9.0	8.3	8%	65.6	33.3	97%
Adjusted Profit Before Tax Margin[1]	20%	22%	(200) bps	32%	22%	1,000 bps

Front office headcount (No.)[2]	131	115	14%	129	109	18%
Marex volumes: Metals (m)	11.3	6.8	57%	44.6	26.8	67%
Marex volumes: Agriculture (m)	8.2	7.1	14%	35.1	28.1	25%
Marex volumes: Energy (m)	0.7	0.6	17%	2.2	2.1	0%
Marex volumes: Financials (m)	0.2	1.4	(86)%	1.6	5.3	(60)%
Market volumes: Metals (m)	98.6	92.4	8%	422.7	343.5	23%
Market volumes: Agriculture (m)	146.8	127.9	15%	581.3	521.1	12%
Market volumes: Energy (m)	442.3	376.7	17%	1,721.0	1,404.8	22%
Market volumes: Financials (m)	2,744.0	2,601.0	5%	10,920.6	9,969.6	10%
1.    These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period. Management have re-assessed headcount for Clearing and Market Making and re-allocated for FY24, FY23, 4Q24 and 4Q23.
3.    n.m. = not meaningful to present as a percentage.

Financial Review (continued)
Hedging and Investment Solutions
Our Hedging and Investment Solutions business provides high quality bespoke hedging and investment solutions to our clients.
Tailored commodity hedging solutions enable corporates to hedge their exposure to movements in energy and commodity prices, as well as currencies and interest rates, across a variety of different time horizons.
Our financial products offering allows investors to gain exposure to a particular market or asset class, for example equity indices, in a cost-effective manner through a structured product.
Performance for the three months ended 31 December 2024
Revenue grew 20% to $39.9m (Q4 2023: $33.2m) driven by an expansion of the sales team leading to the onboarding of new clients.
Adjusted Profit Before Tax1 increased by 47% to $8.7m (Q4 2023: $5.9m), while Adjusted Profit Before Tax Margin1 increased by 400 bps to 22% (Q4 2023: 18%).
Performance for the year ended 31 December 2024
Revenue grew 26% to $161.5m (2023: $128.1m) driven by increased client activity across both businesses. Hedging Solutions increased 12% to $69.2m (2023: $62.0m) benefiting from volatility across Cocoa and Coffee and favourable market events, while Financial Products increased 40% to $92.3m (2023: $66.1m) benefiting from positive investor sentiment and equity market performance. We also expanded our product coverage with custom index and FX capabilities and our global footprint which now includes business from Australia and the Middle East, bringing new clients onto our platform.
Adjusted Profit Before Tax1 increased by 24% to $42.0m (2023: $33.8m), while Adjusted Profit Before Tax Margin1 remained at 26% as we continued to invest in the business infrastructure and distribution network. We have also invested in our people with average front office headcount up 57% to 177 (2023: 113). Other income and share or results of associates represents the tax credit from qualifying research and development costs.

	3 months ended 31 December 2024	3 months ended 31 December 2023		Year ended 31 December 2024	Year ended 31 December 2023
	$m	$m	Change	$m	$m	Change
Hedging solutions	7.7	16.0	(52)%	69.2	62.0	12%
Financial products	32.2	17.2	87%	92.3	66.1	40%
Revenue	39.9	33.2	20%	161.5	128.1	26%
Front office costs	(25.7)	(17.5)	47%	(96.4)	(67.7)	42%
Control and support costs	(7.3)	(6.1)	20%	(27.2)	(23.7)	15%
Recovery/(provision) for credit losses	(0.6)	(3.6)	(83)%	2.2	(3.8)	(158)%
Depreciation and amortisation	(0.2)	(0.1)	100%	(0.7)	(0.3)	133%
Other Income and share of results of associates	2.6	—	n.m.[4]	2.6	1.2	n.m.[4]

Adjusted Profit Before Tax ($m)[1]	8.7	5.9	47%	42.0	33.8	24%
Adjusted Profit Before Tax Margin[1]	22%	18%	400 bps	26%	26%	0 bps

Front office headcount (No.)[2]	184	128	44%	177	113	57%
Structured notes balance ($m)[3]	2,667.4	1,850.4	44%	2,667.4	1,850.4	44%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.    The headcount is the average for the period.
3.    The structured notes portfolio consisted of 4,029 notes with an average maturity of 17 months and a total value of $2,667.4m at the end of 2024 compared to a total value of $1,850.4m in 2023 with an average maturity of 15 months.

4.    n.m. = not meaningful to present as a percentage.

Financial Review (continued)

Corporate
The Corporate segment includes the Group's control and support functions. Corporate manages the resources of the Group, makes investment decisions and provides operational support to the business segments. Corporate net interest income is derived through earning interest on house cash balances placed at banks and exchanges. Revenue in Q4 2024 was $14.3m (Q4 2023: $12.9m), while full year Revenue in 2024 was $63.9m (2023: $47.5m), driven by net interest income primarily reflecting higher average balances.

	3 months ended 31 December 2024	3 months ended 31 December 2023		Year ended 31 December 2024	Year ended 31 December 2023
	$m	$m	Change	$m	$m	Change
Revenue	14.3	12.9	11%	63.9	47.5	35%
Control and support costs[4]	(49.5)	(37.7)	31%	(186.9)	(119.0)	57%
(Provision)/recovery for credit losses	(0.7)	1.4	n.m.[3]	(0.5)	1.2	(142%)
Depreciation and amortisation	(5.1)	(7.0)	(27%)	(21.7)	(25.4)	(15%)
Other Income and share of results of associates	1.4	0.7	100%	3.5	1.7	106%

Adjusted Loss Before Tax ($m)[1]	(39.6)	(29.7)	33%	(141.7)	(94.0)	51%

Control and support headcount (No.)[2]	1,145	947	21%	1,084	886	22%
1.These are non-IFRS financial measures. See Appendix 1 “Non-IFRS Financial Measures and Key Performance Indicators” for additional information and for a reconciliation of each such IFRS measure to its most directly comparable IFRS measure.
2.The headcount is the average for the period.
3.n.m. = not meaningful to present as a percentage
4.Control and support costs are presented on an unallocated basis.

Summary Financial Position
The Group’s equity base increased during the year with total equity increasing by $201.0m, 26% to $976.9m as a result of strong profitability during the year and an increase in the share premium balance reflecting the primary issuance of shares as part of the IPO.
Total assets and total liabilities have grown significantly during 2024 as a result of client activity driving customer balances and in addition our funding activities to support this increase. Our balance sheet continues to consist of high-quality liquid assets which underpin client activity on our platform. Total assets increased from $17.6bn as at 31 December 2023 to $24.3bn as at 31 December 2024 with the growth largely due to the increase in the Securities, Cash and liquid assets, balances with exchanges offset by a reduction in the reverse repurchase agreement balances.
Securities balances increased to $6.5bn, up $2.5bn from December 2023 driven by hedging activity to support our prime brokerage clients and increased stock lending activity within our Agency and Execution business.
Cash and liquid assets increased by $1.7bn primarily reflecting cash placed by clients, the Group's US Senior issuance and growth in structured notes issuance under the Financial Products Program.

	31 December 2024	31 December 2023
		Restated[1]
	$m	$m	Change
Cash & Liquid Assets²	6,213.0	4,465.9	39%
Trade Receivables	7,553.2	4,789.8	58%
Reverse Repo Agreements	2,490.4	3,199.8	(22%)
Securities³	6,459.7	4,022.7	61%
Derivative Instruments	1,163.5	655.6	77%
Other Assets⁴	199.7	258.2	(23%)
Goodwill and Intangibles	233.0	219.6	6%
Total Assets	24,312.5	17,611.6	38%
Trade Payables	9,740.4	6,785.9	44%
Repurchase Agreements	2,305.8	3,118.9	(26%)
Securities⁵	6,656.7	4,248.1	57%
Debt Securities	3,604.5	2,216.3	63%
Derivative Instruments	751.7	402.2	87%
Other Liabilities⁶	276.5	64.3	330%
Total Liabilities	23,335.6	16,835.7	39%
Total Equity	976.9	775.9	26%
1.Prior period comparatives have been restated. Refer to note 3(b) and note 37 in our Group Annual Report for further information.
2.Cash & Liquid Assets are cash and cash equivalents, treasury instruments pledged as collateral, treasury instruments unpledged and fixed income securities.
3.Securities assets are equity instruments and stock borrowing.

4.Other Assets are inventory, corporate income tax receivable, deferred tax, investments, right-of-use assets, and property plant and equipment.
5.Securities liabilities are stock lending and short securities.
6.Other Liabilities are short term borrowings, deferred tax liability, lease liability, provisions and corporation tax.

Financial Review (continued)
Liquidity

	31 December	31 December
	2024	2023
	$m	$m
Total available liquid resources	2,439.8	1,369.8
Liquidity headroom	1,060.0	738.8

A prudent approach to capital and liquidity and commitment to maintaining an investment grade credit rating are core principles which underpin the successful delivery of our growth strategy. As at 31 December 2024, the Group held $2,439.8m of total available liquid resources, including the undrawn portion of the RCF (2023: $1,369.8m).
Group liquidity resources consist of cash and high-quality liquid assets that can be quickly converted to meet immediate and short-term obligations. The resources include non-segregated cash, short-term money market funds and unencumbered securities guaranteed by the U.S. Government. The Group also includes any undrawn portion of its committed revolving credit facility (‘RCF’) in its total available liquid resources. The unsecured revolving credit facility of $150m remains undrawn as at 31 December 2024 (2023: $150m, undrawn). Facilities held by operating subsidiaries, and which are only available to that relevant subsidiary, have been excluded from these figures as they are not available to the entire Group.
Liquidity headroom is based on the Group’s Liquid Asset Threshold Requirement, which is prepared according to the principles of the UK Investment Firms Prudential Regime (IFPR). The requirement includes a liquidity stress impact calculated from a combination of systemic and idiosyncratic risk factors.
In October, the Group successfully completed an offering of $600m 5-year senior unsecured notes, further diversifying its funding sources and supporting future growth. The notes have a coupon of 6.404%, mature in November 2029 and have been rated BBB- by both S&P and Fitch. This latest senior note issuance adds to the existing €300m notes issued in February 2023 under the Euro MTN programme.

Regulatory capital
The Group is subject to consolidated supervision by the UK Financial Conduct Authority and has regulated subsidiaries in jurisdictions both inside and outside of the UK.
The Group is regulated as a MIFIDPRU investment firm under IFPR. The minimum capital requirement as at 31 December 2024 was determined by the Own Funds Threshold Requirement (‘OFTR’) set via an assessment of the Group’s capital adequacy and risk assessment conducted annually.
The Group and its subsidiaries are in compliance with their regulatory requirements and are appropriately capitalised relative to the minimum requirements as set by the relevant competent authority. The Group maintained a capital surplus over its regulatory requirements at all times.
The Group manages its capital structure in order to comply with regulatory requirements, ensuring its capital base is more than adequate to cover the risks inherent in the business and to maximise shareholder value through the strategic deployment of capital to support the Group’s growth and strategic development. The Group performs business model assessment, business and capital forecasting, stress testing and recovery planning at least annually. The following table summarises the Group’s capital position as at 31 December 2024 and 2023:

	31 December 2024	31 December 2023
	$m	$m
Core equity Tier 1 Capital[1]	623.9	437.7
Additional Tier 1 Capital (net of issuance costs)	97.6	97.6
Tier 2 Capital	1.6	3.1
Total Capital resources	723.1	538.4

Own Funds Threshold Requirement[2]	308.8	235.1
Total Capital ratio[3]	234%	229%
1.    The own funds threshold requirement is the amount of own funds (i.e. capital) that a firm needs to hold at any given time to comply with the overall financial adequacy rule under the Investment Firm Prudential Regulation. The overall financial adequacy rule requires a firm to hold the amount of own funds for its ongoing business operations, taking into account potential periods of financial stress during the economic cycle. This is determined based on Group’s latest annual internal assessment.
2.    Own Funds Requirement presented as Own Funds Threshold Requirement based on the latest approved Group Internal Capital Assessment.
3.    The Group’s total capital resources as a percentage of Own Funds Requirement.

At 31 December 2024, the Group had a Total Capital Ratio of 234% (2023: 229%), representing significant capital headroom to minimum requirements. The increase in the Total Capital Ratio resulted from an increase in total capital resources due to profit (unaudited) in 2024.

Financial Review (continued)
Dividend
The Board of Directors approved an interim dividend of $0.14 per share, expected to be paid on 31 March 2025 to shareholders on record as at close of business on 17 March 2025.
Forward looking statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including expected financial results and Adjusted Profit Before Tax and Reported Profit Before Tax, expected growth and business plans, expected investments and dividend payments. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation: subdued commodity market activity or pricing levels; the effects of geopolitical events, terrorism and wars, such as the effect of Russia’s military action in Ukraine, on market volatility, global macroeconomic conditions and commodity prices; changes in interest rate levels; the risk of our clients and their related financial institutions defaulting on their obligations to us; regulatory, reputational and financial risks as a result of our international operations; software or systems failure, loss or disruption of data or data security failures; an inability to adequately hedge our positions and limitations on our ability to modify contracts and the contractual protections that may be available to us in OTC derivatives transactions; market volatility, reputational risk and regulatory uncertainty related to commodity markets, equities, fixed income, foreign exchange and cryptocurrency; the impact of climate change and the transition to a lower carbon economy on supply chains and the size of the market for certain of our energy products; the impact of changes in judgments, estimates and assumptions made by management in the application of our accounting policies on our reported financial condition and results of operations; lack of sufficient financial liquidity; if we fail to comply with applicable law and regulation, we may be subject to enforcement or other action, forced to cease providing certain services or obliged to change the scope or nature of our operations; significant costs, including adverse impacts on our business, financial condition and results of operations, and expenses associated with compliance with relevant regulations; and if we fail to remediate the material weaknesses we identified in our internal control over financial reporting or prevent material weaknesses in the future, the accuracy and timing of our financial statements may be impacted, which could result in material misstatements in our financial statements or failure to meet our reporting obligations and subject us to potential delisting, regulatory investments or civil or criminal sanctions, and other risks discussed under the caption “Risk Factors” in our final prospectus filed pursuant to 424(b)(4) with the Securities and Exchange Commission (the “SEC”) on 31 October 2024 and our other reports filed with the SEC.
The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Appendix 1
Non-IFRS Financial Measures and Key Performance Indicators
This press release contains non-IFRS financial measures, including Adjusted Profit Before Tax, Adjusted Profit Before Tax Margin, Adjusted Earnings per Share, Adjusted Diluted Earnings per Share, Adjusted Profit After Tax Attributable to Common Equity and Adjusted Return on Equity. These non-IFRS financial measures are presented for supplemental informational purposes only and should not be considered a substitute for profit after tax, profit margin, return on equity or any other financial information presented in accordance with IFRS and may be different from similarly titled non-IFRS financial measures used by other companies. The Group changed the labelling of its non-IFRS measures during 2024 to better align to the equivalent IFRS reported metric and enhance transparency and comparability.

Adjusted Profit Before Tax (formerly labelled Adjusted Operating Profit)
We define Adjusted Profit Before Tax as profit after tax adjusted for (i) tax, (ii) goodwill impairment charges, (iii) acquisition costs, (iv) bargain purchase gains, (v) owner fees, (vi) amortisation of acquired brands and customer lists, (vii) activities in relation to shareholders, (viii) employer tax on the vesting of Growth Shares, (ix) IPO preparation costs and (x) fair value of the cash settlement option on the Growth Shares. Items (i) to (x) are referred to as “Adjusting Items.” Adjusted Profit Before Tax is the primary measure used by our management to evaluate and understand our underlying operations and business trends, forecast future results and determine future capital investment allocations. Adjusted Profit Before Tax is the measure used by our executive board to assess the financial performance of our business in relation to our trading performance. The most directly comparable IFRS Accounting Standards measure is profit after tax. We believe Adjusted Profit Before Tax is a useful measure as it allows management to monitor our ongoing core operations and provides useful information to investors and analysts regarding the net results of the business. The core operations represent the primary trading operations of the business.
Adjusted Profit Before Tax Margin (formerly labelled Adjusted Operating Profit Margin)
We define Adjusted Profit Before Tax Margin as Adjusted Profit Before Tax (as defined above) divided by revenue. We believe that Adjusted Profit Before Tax Margin is a useful measure as it allows management to assess the profitability of our business in relation to revenue. The most directly comparable IFRS Accounting Standards measure is profit margin, which is Profit after Tax divided by revenue.
Adjusted Profit After Tax Attributable to Common Equity (formerly labelled Adjusted Operating Profit after Tax Attributable to Common Equity)
We define Adjusted Profit After Tax Attributable to Common Equity as profit after tax adjusted for the items outlined in the Adjusted Profit Before Tax paragraph above. Additionally, Adjusted Profit After Tax Attributable to Common Equity is also adjusted for (i) tax and the tax effect of the Adjusting Items to calculate Adjusted Profit Before Tax and (ii) profit attributable to Additional Tier 1 (“AT1”) note holders, net of tax, which is the coupons on the AT1 issuance and accounted for as dividends, adjusted for the tax benefit of the coupons. We define Common Equity as being the equity belonging to the holders of the Group’s share capital. We believe Adjusted Profit After Tax Attributable to Common Equity is a useful measure as it allows management to assess the profitability of the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure is profit after tax.
Adjusted Return on Equity (formerly labelled Return on Adjusted Operating Profit after Tax Attributable to Common Equity)
We define the Adjusted Return on Equity as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) divided by the average Common Equity for the period. Common Equity is defined as being the equity belonging to the holders of the Group’s share capital. Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the years ended 31 December 2024, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital as at 31 December of the prior year, 31 March, 30 June, 30 September and 31 December of the current year. For the year ended 31 December 2023, Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital as at 31 December of the prior year and 31 December of the current year. For the three months ended 31 December 2024 and 2023 Common Equity is calculated as the average of 30 September and 31 December of the current period. For the years ended 31 December 2024 and 2023, Return on Adjusted Profit After Tax Attributable to Common Equity is calculated as Adjusted Profit After Tax Attributable to Common Equity for the year divided by average Common Equity for the year. For the three months ended 31 December 2024 and 2023, Adjusted Return on Equity is calculated for comparison purposes on an annualised basis as Adjusted Profit After Tax Attributable to Common Equity for the period multiplied by four and then divided by average Common Equity for the period. It is presented on an annualised basis for comparison purposes.
We believe Adjusted Return on Equity is a useful measure as it allows management to assess the return on the equity belonging to the holders of the Group’s share capital. The most directly comparable IFRS Accounting Standards measure for Adjusted Return on Equity is return on equity, which is calculated as profit after tax for the period divided by average equity. Average equity for the years ended 31 December 2024 and 2023 is calculated as the average of total equity s at 31 December of the prior year, 31 March, 30 June, 30 September and 31 December of the current year. For the three months ended 31 December 2024 and 2023 Average Equity is calculated as the average of 30 September and 31 December of the current year. For the years ended 31 December 2024 and 2023, return on equity is calculated as profit after tax for the year divided by Average Equity for the year. For the three months ended 31 December 2024 and 2023, Adjusted Return on Equity is calculated for comparison purposes on an annualised basis as Adjusted Profit After Tax Attributable to Equity for the period multiplied by four and then divided by Average Equity for the period. It is presented on an annualised basis for comparison purposes.

Appendix 1 (continued)
Non-IFRS Financial Measures and Key Performance Indicators (continued)
Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per Share
Adjusted Basic Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity (as defined above) for the period divided by weighted average number of ordinary shares for the period. We believe Adjusted Basic Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share. The most directly comparable IFRS Accounting Standards metric is basic earnings per share. This metric has been designed to highlight the Adjusted Profit After Tax Attributable to Common Equity over the available share capital of the Group. Adjusted Diluted Earnings per Share is defined as the Adjusted Profit After Tax Attributable to Common Equity for the period divided by the diluted weighted average shares for the period. We believe Adjusted Diluted Earnings per Share is a useful measure as it allows management to assess the profitability of our business per share on a diluted basis. Dilution is calculated in the same way as it has been for diluted earnings per share. The most directly comparable IFRS Accounting Standards metric is diluted earnings per share.
We believe that these non-IFRS financial measures provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS financial measures to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We believe that these non-IFRS financial measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance. In addition these non-IFRS financial measures are frequently used by securities analysts, investors and other interested parties in their evaluation of companies comparable to us, many of which present related performance measures when reporting their results.
These non-IFRS financial measures are used by different companies for differing purposes and are often calculated in different ways that reflect the circumstances of those companies. In addition, certain judgments and estimates are inherent in our process to calculate such non-IFRS financial measures. You should exercise caution in comparing these non-IFRS financial measures as reported by other companies.
These non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS Accounting Standards. Some of these limitations are:
–they do not reflect costs incurred in relation to the acquisitions that we have undertaken;
–they do not reflect impairment of goodwill;
–other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures; and
–the adjustments made in calculating these non-IFRS financial measures are those that management considers to be not representative of our core operations and, therefore, are subjective in nature.
Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures.
We also use key performance indicators (“KPIs”) such as Average Balances, Trades Executed, and Contracts Cleared to assess the performance of our business and believe that these KPIs provide useful information to both management and investors by showing the growth of our business across the periods presented.
Our management uses these KPIs to evaluate our business strategies and to facilitate operating performance comparisons from period to period. We define certain terms used in this release as follows:
“FTE” means the number of our full-time equivalents as of the end of a given period, which includes permanent employees and contractors.
“Average FTE” means the average number of our full-time equivalents over the period, including permanent employees and contractors.
“Average Balances” means the average of the daily holdings in exchanges, banks and other investments over the period. Previously, average balances were calculated as the average month end amount of segregated and non-segregated client balances that generated interest income over a given period.
“Trades Executed” means the total number of trades executed on our platform in a given year.
“Total Capital Ratio” means our total capital resources in a given period divided by the capital requirement for such period under the IFPR.
“Contracts Cleared” means the total number of contracts cleared in a given period.
"Market Volumes" are calculated as follows:
–All volumes traded on Marex key exchanges (CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX)
–Energy volumes on CBOT, Eurex, ICE, NYMEX, SGX
–Financial securities (corporate bonds, equities, FX, repo, volatility) on CBOE, CBOT, CME, Eurex, Euronext, ICE, SGX
–Metals, agriculture and energy volumes on CBOT, CME, Eurex, Euronext, ICE, LME, NYMEX COMEX, SGX

Appendix 1 (continued)
Reconciliation of Non-IFRS Financial Measures and Key Performance Indicators:

	3 months ended 31 December 2024	3 months ended 31 December 2023	Year ended 31 December 2024	Year ended 31 December 2023
		Restated[1]
	$m	$m	$m	$m
Profit After Tax	56.7	28.1	218.0	141.3
Taxation charge	21.1	11.3	77.8	55.2
Profit Before Tax	77.8	39.4	295.8	196.5
Goodwill impairment charge[1]	—	—	—	10.7
Bargain purchase gains[2]	—	—	—	(0.3)
Acquisition costs[3]	—	1.2	—	1.8
Amortisation of acquired brands and customer lists[4]	1.7	0.7	5.5	2.1
Activities relating to shareholders[5]	—	2.2	2.4	3.1
Employer tax on vesting of the growth shares[6]	—	—	2.2	—
Owner fees[7]	—	1.2	2.4	6.0
IPO preparation costs[8]	—	7.9	8.6	10.1
Fair value of the cash settlement option on the growth shares[9]	—	—	2.3	—
Public offering of ordinary shares[10]	1.9	—	1.9	—
Adjusted Profit Before Tax	81.4	52.6	321.1	230.0
Tax and the tax effect on the Adjusting Items[11]	(20.3)	(11.1)	(76.8)	(54.1)
Profit attributable to AT1 note holders[12]	(3.3)	(3.3)	(13.3)	(13.3)
Adjusted Profit After Tax Attributable to Common Equity	57.8	38.2	231.0	162.6

Profit after Tax Margin	14%	9%	14%	11%
Adjusted Profit Before Tax Margin[13]	20%	16%	20%	18%

Basic Earnings per Share ($)	0.76	0.37	2.96	1.94
Diluted Earnings per Share ($)	0.70	0.35	2.72	1.82

Adjusted Basic Earnings per Share ($)[14]	0.82	0.58	3.34	2.46
Adjusted Diluted Earnings per Share ($)[15]	0.76	0.54	3.07	2.31

Common Equity[16]	870.7	662.6	775.6	629.2
Return on Equity	23%	15%	25%	19%
Adjusted Return on Equity (%)	27%	23%	30%	26%
1. Goodwill impairment charges in 2023 relates to the impairment recognised for goodwill relating to the Volatility Performance Fund S.A. CGU (‘VPF’) largely due to declining projected revenue.
2. A bargain purchase gain was recognised as a result of the ED&F Man Capital Markets division acquisition.
3. Acquisition costs are costs, such as legal fees incurred in relation to the business acquisitions of ED&F Man Capital Markets business, the OTCex group and Cowen's prime services and Outsourced Trading business.
4. This represents the amortisation charge for the period of acquired brands and customers lists.
5. Activities in relation to shareholders primarily consist of dividend-like contributions made to participants within certain of our share-based payments schemes.
6. Employer tax on vesting of the growth shares represents the Group's tax charge arising from the vesting of the growth shares.
7. Owner fees relate to management services fees paid to parties associated with the ultimate controlling party based on a percentage of our EBITDA in each year, presented in the income statement within other expenses.
8. IPO preparation costs related to consulting, legal and audit fees, presented in the income statement within other expenses.
9. Fair value of the cash settlement option on the growth shares represents the fair value liability of the growth shares at $2.3m. Subsequent to the initial public offering when the holders of the growth shares elected to settle the awards in ordinary shares, the liability was derecognised.
10. Costs relating to the public offerings of ordinary shares by certain selling shareholders.
11. Tax and the tax effect on the Adjusting Items represents the tax for the period and the tax effect of the other Adjusting Items removed from Profit After Tax to calculate Adjusted Profit Before Tax. The tax effect of the other Adjusting Items was calculated at the Group’s effective tax rate for the respective period.
12. Profit attributable to AT1 note holders are the coupons on the AT1 issuance, which are accounted for as dividends.
13. Adjusted Profit Before Tax Margin is calculated by dividing Adjusted Profit Before Tax (as defined above) by revenue for the period.
14.The weighted average numbers of shares used in the calculation for the years ended 31 December 2024 and 2023 were 69,231,625 and 66,018, 514 respectively. The weighted average numbers of shares used in the calculation for the three months ended 31 December 2024 and 2023 were 70,290,886 and 66,018,514 respectively. Weighted average number of shares have been restated as applicable for the Group's reverse share split.
15. The weighted average numbers of diluted shares used in the calculation for the years ended 31 December 2024 and 2023 were 75,279,454 and 70,323,467 respectively. The weighted average numbers of shares used in the calculation for the three months ended 31 December 2024 and 2023 were 76,338,715 and 70,323,467 respectively. Weighted average number of shares have been restated as applicable for the Group's reverse share split.
16.Common Equity is calculated as the average balance of total equity minus additional Tier 1 capital. For the years ended 31 December 2024, Adjusted Return on Equity is calculated as the average balance of total equity minus additional Tier 1 capital, as at 31 December of the prior year, 31 March, 30 June, 30 September and 31 December of the current year. For the years ended 31 December 2023, Adjusted Return on Equity is calculated as the average balance of total equity minus additional Tier 1 capital, as at 31 December of the prior year and 31 December of the current year. For the three months ended 31 December 2024 and 2023 Common Equity is calculated as the average of 30 September and 31 December of the current period.

Appendix 2 - Supplementary Financial Information

Revenue
The following tables presents the Group's segmental revenue for the periods indicated:

3 months ended 31 December 2024	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	65.6	160.7	(0.3)	—	—	226.0
Net trading income	2.7	21.1	51.7	52.6	—	128.1
Net interest income/(expense)	56.4	9.5	(4.9)	(12.7)	14.3	62.6
Net physical commodities income	—	0.9	(2.0)	—	—	(1.1)
Revenue	124.7	192.2	44.5	39.9	14.3	415.6

3 months ended 31 December 2023	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	52.5	131.3	(2.4)	—	—	181.4
Net trading income/(expense)	0.4	23.2	45.9	42.3	(0.3)	111.5
Net interest income/(expense)	31.2	3.4	(8.5)	(9.1)	13.2	30.2
Net physical commodities income	—	—	2.5	—	—	2.5
Revenue	84.1	157.9	37.5	33.2	12.9	325.6

Year ended 31 December 2024	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	263.0	597.1	(4.0)	—	—	856.1
Net trading income	5.2	61.3	215.6	210.3	—	492.4
Net interest income/(expense)	198.1	34.6	(20.7)	(48.8)	63.9	227.1
Net physical commodities income	—	2.2	16.9	—	—	19.1
Revenue	466.3	695.2	207.8	161.5	63.9	1,594.7

Year ended 31 December 2023	Clearing	Agency and Execution	Market Making	Hedging and Investment Solutions	Corporate	Total
	$m	$m	$m	$m	$m	$m

Net commission income/(expense)	236.2	473.4	(4.7)	—	—	704.9
Net trading income/(expense)	1.2	62.1	182.8	165.7	(0.4)	411.4
Net interest income/(expense)	136.2	6.0	(30.9)	(37.6)	47.9	121.6
Net physical commodities income	—	—	6.7	—	—	6.7
Revenue	373.6	541.5	153.9	128.1	47.5	1,244.6

Consolidated Income Statement
For the Year Ended 31 December 2024

	2024	2023
	$m	$m
Commission and fee income	1,618.1	1,342.4
Commission and fee expense	(762.0)	(637.5)
Net commission income	856.1	704.9
Net trading income	492.4	411.4
Interest income	765.2	591.8
Interest expense	(538.1)	(470.2)
Net interest income	227.1	121.6
Net physical commodities income	19.1	6.7
Revenue	1,594.7	1,244.6

Expenses:
Compensation and benefits	(971.1)	(770.3)
Depreciation and amortisation	(29.5)	(27.1)
Other expenses	(306.3)	(237.4)
Impairment of goodwill	—	(10.7)
Provision for credit losses	1.7	(7.1)
Bargain purchase gain on acquisitions	—	0.3
Other income	6.3	3.4
Share of results in associates and joint ventures	—	0.8
Profit before tax	295.8	196.5
Tax	(77.8)	(55.2)
Profit after tax	218.0	141.3

Consolidated Statement of Financial Position
As at 31 December 2024

	31 December	31 December
	2024	2023
	$m	$m
		Restated[1]
Assets
Non-current assets
Goodwill	176.5	163.6
Intangible assets	56.5	56.0
Property, plant and equipment	20.8	16.6
Right-of-use asset	59.9	40.6
Investments	24.0	16.2
Deferred tax	46.7	21.4
Treasury instruments (unpledged)	53.5	60.8
Treasury instruments (pledged as collateral)	46.1	300.4
Total non-current assets	484.0	675.6

Current assets
Corporate income tax receivable	12.5	0.1
Trade and other receivables	7,553.2	4,789.8
Inventory	35.8	163.4
Equity instruments (unpledged)	231.4	189.6
Equity instruments (pledged as collateral)	4,446.6	1,331.7
Derivative instruments	1,163.5	655.6
Stock borrowing	1,781.7	2,501.4
Treasury instruments (unpledged)	556.2	481.8
Treasury instruments (pledged as collateral)	2,912.9	2,062.6
Fixed income securities (unpledged)	87.7	76.7
Reverse repurchase agreements	2,490.4	3,199.8
Cash and cash equivalents	2,556.6	1,483.5
Total current assets	23,828.5	16,936.0
Total assets	24,312.5	17,611.6
1.    Prior period comparatives have been restated. Refer to note 3(b) and note 37 in the Group Annual Report for further information.

Consolidated Statement of Financial Position
As at 31 December 2024

	31 December	31 December
	2024	2023
	$m	$m
		Restated[1]
Liabilities
Current liabilities
Repurchase agreements	2,305.8	3,118.9
Trade and other payables	9,740.4	6,785.9
Stock lending	4,952.1	2,323.3
Short securities	1,704.6	1,924.8
Short-term borrowings	152.0	—
Lease liability	10.5	13.2
Derivative instruments	751.7	402.2
Corporation tax	41.9	7.6
Debt securities	2,119.6	1,308.4
Provisions	0.6	0.4
Total current liabilities	21,779.2	15,884.7
Non-current liabilities
Lease liability	67.0	39.4
Long-term borrowings	—	—
Debt securities	1,484.9	907.9
Deferred tax liability	4.5	3.7
Total non-current liabilities	1,556.4	951.0
Total liabilities	23,335.6	16,835.7
Total net assets	976.9	775.9

Equity
Share capital	0.1	0.1
Share premium	202.6	134.3
Additional Tier 1 capital (AT1)	97.6	97.6
Retained earnings	722.4	555.3
Own shares	(23.2)	(9.8)
Other reserves	(22.6)	(1.6)
Total equity	976.9	775.9

1.    Prior year comparatives have been restated. Refer to note 3(b) and note 37 in the Group Annual Report for further information.